

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Jide Zeitlin
Co-Chief Executive Officer
bleuacacia ltd
500 Fifth Avenue
New York, NY 10110

> **Re: bleuacacia ltd**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 1, 2023**
> **File No. 001-41074**

Dear Jide Zeitlin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Pamela L. Marcogliese, Esq.